                                                                    EXHIBIT 99.1

                          SHAMIR OPTICAL INDUSTRY LTD.

                NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that a special general meeting of the shareholders
(the "MEETING") of Shamir Optical Industry Ltd. (the "COMPANY") will be held on
Thursday, March 4, 2010, at 3:00 p.m. (Israel time), at the offices of Gross,
Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, 40th floor,
Tel Aviv, Israel.

     The agenda of the Meeting shall be as follows:

     1.   Approval of a new compensation arrangement for Mr. Uzi Tzur, the
          Chairman of the Company's Board of Directors.

     2.   Approval of a grant of 23,540 options to each of Mr. Uzi Tzur, the
          Chairman of the Company's Board of Directors, Mr. Giora Ben Ze'ev, a
          member of the Company's Board of Directors and Ms. Efrat Cohen, a
          member of the Company's Board of Directors.

     3.   Approval of a new compensation arrangement for Mr. Giora Ben Ze'ev, a member of the Company's Board of Directors.

     4.   Approval of a grant of 23,540 options to Mr. Israel Oz, a member of the Company's Board of Directors.

     Only shareholders of record at the close of business on Tuesday, February
2, 2010 (the "RECORD DATE") will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Holders of the Company's ordinary shares who hold their shares through a member of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company, c/o Mr. David Bar-Yosef, General
Counsel, Kibbutz Shamir, Upper Galilee 12135, Israel, an ownership certificate confirming their ownership of the Company's ordinary shares, on the Record Date, which certificate must be signed by the Member of Tel-Aviv Stock Exchange, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for
Voting at General Meeting) 2000, as amended, and a copy of their identity card, passport or certificate of incorporation, as the case may be.

     Shareholders who wish to vote at the Meeting by means of a proxy are obliged to complete, sign, date and return the proxy card no later than two hours before the time of the Meeting.

     Discussion at the Meeting will commence if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty three and one-third percent (33- 1/3%) of the voting power in the
Company. If a quorum is not present within an hour of the time designated for the Meeting, the Meeting will be adjourned until Thursday, March 11, 2010, at the same time and place. At the adjourned Meeting any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

     The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company's offices, which are located at Kibbutz Shamir, Upper Galilee 12135, Israel during normal business hours and by prior coordination with Mr. David Bar-Yosef, General Counsel (Tel: +972 (4)
694-7810).

                                    By order of the Company's Board of Directors

                                    David Bar-Yosef, General Counsel
                                    February 8, 2010

                          SHAMIR OPTICAL INDUSTRY LTD.

                                 KIBBUTZ SHAMIR
                                  UPPER GALILEE
                                  12135 ISRAEL

                             ----------------------

                                 PROXY STATEMENT

                             ----------------------

                   SPECIAL GENERAL MEETING OF THE SHAREHOLDERS

                      TO BE HELD ON THURSDAY, MARCH 4, 2010

     This proxy statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "SHARES"), of Shamir Optical Industry Ltd. in connection with a special general meeting of the shareholders of the Company
(the "MEETING") to be held at the offices of Gross, Kleinhendler, Hodak, Halevy,
Greenberg & Co., One Azrieli Center, 40th floor, Tel Aviv, Israel on Thursday,
March 4, 2010, at 3:00 p.m. Israel time, and thereafter as it may be adjourned from time to time. Unless the context otherwise requires, references in this proxy statement to "Shamir," the "Company," "we" or "our" refer to Shamir
Optical Industry Ltd.

     At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

     1.   To approve a new compensation arrangement for Mr. Uzi Tzur, the
          Chairman of the Company's Board of Directors.

     2.   To approve the grant of 23,540 options to each of Mr. Uzi Tzur, the
          Chairman of the Company's Board of Directors, Mr. Giora Ben Ze'ev, a
          member of the Company's Board of Directors and Ms. Efrat Cohen, a
          member of the Company's Board of Directors.

     3.   To approve a new compensation arrangement for Mr. Giora Ben Ze'ev, a member of the Company's Board of Directors.

     4.   To approve the grant of 23,540 options to Mr. Israel Oz, a member of the Company's Board of Directors.

SHAREHOLDERS ENTITLED TO VOTE

     Only holders of record of Shares at the close of business on Tuesday,
February 2, 2010 (the "RECORD DATE") are entitled to receive notice of, and to vote at, the Meeting.

     As of the Record Date, the Company had 16,621,147 issued and outstanding
Shares. Each Share is entitled to one vote on each matter to be voted on at the
Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

PROXIES

     Proxies for use at the Meeting are being solicited by the Board of
Directors of the Company. A form of proxy for use at the Meeting is attached.
The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the
Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Except in respect to proposals 1 and 2, subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a "FOR" vote. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by oral notification to the chairman of the meeting at the Meeting.

     Shareholders wishing to express their position on an agenda item for this
Meeting may do so by submitting a written position statement to the Company's offices, c/o Mr. David Bar-Yosef, General Counsel, at Kibbutz Shamir, Upper
Galilee 12135, Israel, no later than Friday, February 12, 2010. Any position statement received will be furnished to the Securities and Exchange Commission
(the "COMMISSION") on Form 6-K, and will be made available to the public on the
Commission's website at www.sec.gov and in addition at www.magna.isa.gov.il.

     We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

     The proxy and proxy card shall also serve as a voting deed (ktav hatzba'a)
as such term is defined under the Israeli Companies Law, 1999 (the "COMPANIES
LAW").

     We expect to mail the proxy statement to shareholders on or about February
8, 2010. Shamir will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

QUORUM AND VOTING REQUIREMENTS

     The quorum required consists of two or more shareholders who are present in person or proxy and who together hold or represent Shares conferring in the aggregate at least thirty three and one third percent (33-1/3%) of the voting power in the Company. If a quorum is not present within an hour of the time designated for the Meeting, the Meeting shall be adjourned to Thursday, March
11, 2010, at the same time and place. At the adjourned Meeting any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

     The approval of proposals 3 and 4 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter.

     To avoid any doubt, and (i) because Kibbutz Shamir, our controlling shareholder, may be considered to have a personal interest in proposals 1 and 2;
and (ii) the transactions proposed may be considered an "extraordinary transaction" under the Companies Law, the approval of each of proposals 1 and 2 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that either: (i) such majority vote includes at least one third (1/3) of the total votes of shareholders having no personal interest in the proposal, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

     Under the Companies Law, each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the
Meeting, advise the Company whether or not that shareholder has a personal interest (as defined below) in each of proposals 1 and 2 as a result of the membership of Mr. Uzi Tzur, Mr. Giora Ben Ze'ev and Ms. Efrat Cohen on the
management board of Kibbutz Shamir, and the membership of Mr. Tzur and Mr. Ben
Ze'ev in Kibbutz Shamir. Each shareholder that delivers a signed proxy to the
Company must indicate on the proxy whether or not that shareholder has a personal interest in the approval of each of proposals 1 and 2. Shareholders who do not indicate whether or not they have a personal interest in the approval of a proposal will not be eligible to vote their Shares as to such proposal.

     Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

          (i)  a personal interest of that person's relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person's spouse or the spouse of any of the above); or

          (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity's issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

     A personal interest resulting merely from holding the Company's Shares will not be deemed a personal interest.

REPORTING REQUIREMENTS

     We are subject to the information reporting requirements of the U.S.
Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington,
D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at www.sec.gov.

     As a foreign private issuer, we are exempt from the rules under the
Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS
VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

                               -----------------

       ITEM I: APPROVAL OF A NEW COMPENSATION ARRANGEMENT FOR MR. UZI TZUR

     At the Meeting, shareholders will be asked to approve a new compensation arrangement for Mr. Uzi Tzur, the Chairman of the Company's Board of Directors,
a member of Kibbutz Shamir and the Chairman of the management board of Kibbutz
Shamir, our controlling shareholder. Mr. Tzur was elected by the Company's Board of Directors to serve as the Chairman of the Company's Board of Directors on
April 30, 2007. Under his current compensation arrangement, Mr. Tzur is entitled to a monthly salary of US$ 5,500 (or approximately NIS 20,471, based on the
NIS/US$ representative exchange rate of January 25, 2010).

     The Company's Board of Directors, per the recommendations of the
Compensation Committee and the Audit Committee, approved a new compensation arrangement under which Mr. Tzur shall be granted a monthly salary of NIS 25,000
(or approximately US$ 6716.8, based on the NIS/US$ representative exchange rate of January 25, 2010), to be paid as of January 1, 2010. Mr. Tzur's salary shall be linked to the Israeli Consumer Price Index (CPI) of January 1, 2010, as
published in February, 2010. Under the new compensation arrangement, Mr. Tzur shall also be entitled to up to 50% participation in car maintenance and rental fees, commencing as of January 1, 2010.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, to approve a new compensation arrangement for Mr. Uzi Tzur, the
Chairman of the Company's Board of Directors, pursuant to which Mr. Tzur shall be entitled to a monthly salary of NIS 25,000 and up to 50% participation in car maintenance and rental fees, effective as of January 1, 2010."

     ITEM II: APPROVAL OF A GRANT OF 23,540 OPTIONS TO EACH OF MR. UZI TZUR,
                    MR. GIORA BEN ZE'EV AND MS. EFRAT COHEN

     At the Meeting, shareholders will be asked to approve the proposed grant of
23,540 options to purchase Shares of the Company to each of Mr. Uzi Tzur, the
Chairman of the Company's Board of Directors, a member of Kibbutz Shamir and the
Chairman of the management board of Kibbutz Shamir, our controlling shareholder,
Mr. Giora Ben Ze'ev, a member of the Company's Board of Directors, a member of
Kibbutz Shamir and a member of the management board of Kibbutz Shamir, and Ms.
Efrat Cohen, a member of the Company's Board of Directors and a member of the management board of Kibbutz Shamir.

     Mr. Tzur currently holds 70,000 options to purchase Shares of the Company granted under the Company's 2005 General Share and Incentive Plan (the "PLAN").
Mr. Ben Ze'ev currently does not hold any options to purchase Shares of the
Company granted under the Plan. Ms. Cohen currently holds 23,540 options to purchase Shares of the Company granted under the Plan.

     The Company's Board of Directors, per the recommendation of the
Compensation Committee and the Audit Committee, approved a grant of 23,540 options to each of Mr. Tzur, Mr. Ben Ze'ev and Ms. Cohen, all under the Plan.
The options shall vest in accordance with the terms of the Plan and the exercise price of each option shall be equal to the closing price of the Company's Shares on the Nasdaq Global Market on the date of the Meeting, less 10%.

     The Options are granted to each of Mr. Tzur, Mr. Ben Ze'ev and Ms. Cohen in their capacity as members of the Company's Board of Directors and shall be terminated upon the termination of their membership on the Board of Directors.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, to approve a grant of 23,540 options to each of Mr. Uzi Tzur, the Chairman of the Company's Board of Directors, Mr. Giora Ben Ze'ev, a member of the Company's Board of Directors and Ms. Efrat Cohen, a member of the
Company's Board of Directors."

            ITEM III: APPROVAL OF A NEW COMPENSATION ARRANGEMENT FOR
                               MR. GIORA BEN ZE'EV

     At the Meeting, shareholders will be asked to approve a new compensation arrangement for Mr. Giora Ben Ze'ev, a member of the Company's Board of
Directors, a member of Kibbutz Shamir and a member of the management board of
Kibbutz Shamir, our controlling shareholder. Under his current compensation arrangement, Mr. Ben Ze'ev did not receive any compensation for his services as a Board member.

     The Company's Board of Directors, per the recommendations of the
Compensation Committee and the Audit Committee, approved a new compensation arrangement, identical to the other Board members, effective as of March 1,
2010, under which Mr. Ben Ze'ev shall be granted an annual salary of US$ 15,000
(or approximately NIS 55,830, based on the NIS/US$ representative exchange rate of January 25, 2010) to be paid as in four annual installments of US$ 3,750 each. The compensation arrangement shall also include an additional US$ 5,000
(or approximately NIS 18,610, based on the NIS/US$ representative exchange rate of January 25, 2010) to be paid annually, should Mr. Ben Ze'ev be nominated to serve as a member of one of the Company's committees.

     The new compensation arrangement is identical to the annual salary currently paid to all other members of the Company's Board of Directors, excluding the Chairman of the Board of Directors.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, to approve a new compensation arrangement for Mr. Giora Ben
Ze'ev, a member of the Company's Board of Directors, pursuant to which Mr. Ben
Ze'ev shall be entitled to an annual salary of US$ 15,000 and an additional US$
5,000 to be paid annually, should Mr. Ben Ze'ev be nominated to serve as a member of one of the Company's committees., effective as of March 1, 2010."

         ITEM IV: APPROVAL OF A GRANT OF 23,540 OPTIONS TO MR. ISRAEL OZ

     At the Meeting, shareholders will be asked to approve the proposed grant of
23,540 options to purchase Shares of the Company to Mr. Israel Oz, a member of the Company's Board of Directors. Mr. Oz does not currently hold any options to purchase Shares of the Company.

     The Company's Board of Directors, per the recommendation of the
Compensation Committee and the Audit Committee, approved a grant of 23,540 options to Mr. Oz, under the Plan. The options shall vest in accordance with the terms of the Plan and the exercise price of each option shall be equal to the closing price of the Company's Shares on the Nasdaq Global Market on the date of the Meeting, less 10%.

     The Options are granted to Mr. Oz in his capacity as a member of the
Company's Board of Directors and shall be terminated upon the termination of his membership on the Board of Directors.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, to approve a grant of 23,540 options to Mr. Israel Oz, a member of the Company's Board of Directors."

                                 OTHER BUSINESS

     Management knows of no other business to be acted upon at the Meeting.
However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

                                    By order of the Company's Board of Directors

                                    David Bar-Yosef, General Counsel

                                    February 8, 2010